425 Market Street San Francisco California 94105-2482 Telephone: 415.268.7000 Facsimile: 415.268.7522 www.mofo.com	morrison & foerster llp new york, san francisco, los angeles, palo alto, sacramento, san diego, denver, northern virginia, washington, d.c. tokyo, london, brussels, beijing, shanghai, hong kong

Writer’s Direct Contact
May 15, 2013	415.268.6966
AThorpe@mofo.com

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kamada Ltd.
Registration Statement on Form F-1
Filed April 11, 2013
File No. 333-187870

Dear Mr. Riedler:

We enclose herewith, on behalf of Kamada Ltd. (the “Company”), clean and marked copies of Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated April 19, 2013. Amendment No. 1 incorporates responses to the Staff’s comments. Below, we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

Use of Proceeds, page 46

1.	We note your response to prior comment 3 and your revised disclosure on pages 9 and 46 of the prospectus. Notwithstanding your response that the company has not yet made specific determinations regarding the amount of proceeds that will be devoted to particular uses, and therefore is not able to quantify such amounts at this time, Item 504 of Regulation S-K requires registrants to approximate the amount of proceeds intended to be used for each intended purpose. As you have listed five specific uses for the proceeds on pages 9 and 46, you should also provide an estimated breakdown of the proceeds among these items. This is required even if, as you note in your prospectus, management will have broad discretion in allocating the proceeds and that the expected uses depend on numerous factors and are subject to change.

Jeffrey P. Riedler

May 15, 2013

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 47 to include an estimated range of the net proceeds of the offering that the Company currently intends to use for its clinical trials. The Company also disclosed that the remaining net proceeds are currently intended to be used for the other uses listed, thus providing investors with an indication of the approximate amounts for the remaining uses as a group. The Company is unable to quantify the approximate amount of net proceeds that will be devoted to a particular clinical trial or any of the particular remaining uses at this time because this information is unavailable since the Company has not made specific determinations regarding the amounts of such expenditures.

Note 19: Contingent Liabilities and Commitments, page F-32

2.	We acknowledge your response to our comment 11 and your revised disclosure. Please address the following additional comments:

•	In your response, you indicated that you revised the disclosure to address our comment to clarify the “certain conditions” under which you are obligated to fund this development; however, we did not see revised disclosure. Accordingly, please revise your disclosure or tell us where you have provided this disclosure in the filing.

•	Please tell us why you do not anticipate that you will be obligated to fund these clinical trials. We noted your disclosure on page 79 that you expect that the Phase IV clinical trials will be substantially financed by Baxter, which appears to imply that you will have to bear some portion of the cost.

Response: The Company acknowledges the Staff’s comment and has revised page F-32 to remove the reference to “certain conditions” in order to properly reflect the Company’s agreement with Baxter.

The Company does not anticipate that it will be obligated to fund Phase IV clinical trials because the Company’s agreement with Baxter only obligates the Company to fund a portion of these clinical trials once the overall costs of the clinical trials have reached a certain amount. The Company does not anticipate that the costs of the clinical trials will reach this amount, and has assumed as such in its accounting treatment for the Baxter agreements. The Company has revised page 82 to remove the reference to “substantially” to make the disclosure consistent with its accounting treatment.

Jeffrey P. Riedler

May 15, 2013

Note 22: Share-Based Payment, page F-36

3.	We acknowledge your response to our comment 13 and your revised disclosure. Paragraph 16 of IFRS 2 states that “an entity shall measure the fair value of equity instruments granted at the measurement date.” In addition, paragraph 19 states that “Vesting conditions, other than market conditions, shall not be taken into account when estimating the fair value of the shares or share options at the measurement date.” Your revised disclosure states that the measurement date has not yet been met but also indicates that you recognized expense for services received during the vesting period. It appears that this disclosure is trying to convey how you intend to account for the vesting of these awards upon the measurement date. Please revise accordingly or tell us why a revision is not necessary.

Response:

In response to the Staff’s comment, the Company has clarified the disclosure in Note 22 to indicate that: (i) pursuant to IFRS 2 Para 18-19, the Company will recognize an expense for services rendered during the vesting period based upon the best available estimate of the number of options expected to vest, taking into consideration the likelihood of an IPO occurrence; and (ii) as of December 31, 2012, no expense was recorded since none of the options were expected to vest, as the likelihood of the Company’s IPO was not probable at December 31, 2012.

In addition, the Company advises the Staff that the vesting conditions were not taken into account when the fair value of the options was measured.

* * * * *

Jeffrey P. Riedler

May 15, 2013

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 415-268-6966.

Sincerely,

/s/ Andrew D. Thorpe
Andrew D. Thorpe, Esq.

Enclosures

cc:	Mark Brunhofer (Securities and Exchange Commission)
Daniel Greenspan (Securities and Exchange Commission)
Sasha Parikh (Securities and Exchange Commission)
Amy Reischauer (Securities and Exchange Commission)
David Tsur (Kamada Ltd.)
Gil Efron (Kamada Ltd.)
Bruce A. Mann (Morrison & Foerster LLP)
Michael Kaplan, Esq. (Davis Polk & Wardwell LLP)
Raz Tepper (Fischer Behar Chen Well Orion & Co)
Ari Fried (Gornitzky & Co)